January 17, 2020

Via E-mail
Julian T.H. Kleindorfer, Esq.
Latham & Watkins LLP
355 South Grand Avenue, Suite 100
Los Angeles, California 90071-1560

       Re:    Digital Realty Trust, Inc.
              Amendment No. 1 to Registration Statement on Form S-4 Filed January 7, 2020
              File No. 333-235380

Dear Mr. Kleindorfer:

        We have reviewed the amended registration statement and your response letter and have the following comments.

1. Refer to your response "1(d)" and the disclosure revised in response to prior comment 1.
       The disclosure indicates that "if Buyer reduces the minimum condition, Buyer will disseminate additional offer materials and extend the offer by five business days as required by Rule 14d-4(d)(2)(i) under the Exchange Act." While the Buyer may choose to extend the offer by five business days, the rule only requires that the offer must remain open five business days from the date that material changes to the tender offer materials are disseminated to security holders.

2. We note your response to prior comment 4 that DLR believes that payment on the fourth business day following the expiration of the initial offering period constitutes prompt payment in accordance with Exchange Act Rule 14e-1(c). Please expand upon your response regarding "certain Dutch law considerations in closing the post-offer reorganization transactions" and why such considerations leads DLR to its conclusion.
       While Exchange Act Rule 14e-1(c) does not define "promptly," the Commission has stated that this standard may be determined by the practices of the financial community, including current settlement practices and that in most cases, the current settlement practice is for the payment of funds and delivery of securities no later than the third business day after the date of the transaction. Refer to the guidance in Exchange Act
       Release No. 43069, section II.D.

3. In addition, your response to prior comment 4 indicates that with respect to shares tendered in the subsequent offering period, Buyer undertakes to deliver the offer consideration "as promptly as practicable following the expiration of such subsequent offering period." Please refer to Exchange Act 14d-11(e), which requires that the bidder
 Julian T.H. Kleindorfer, Esq.
Latham & Watkins LLP
January 17, 2020
Page 2

       immediately accept and promptly pay for all securities as they are tendered during the subsequent offering period. Given your response, please advise how the Buyer's undertaking is consistent with its obligations under Exchange Act 14d-11(e).

4. The response to prior comment 9 indicates that if the purchase agreement were to be terminated following the expiration time but prior to the acceptance time (which section
       2.01(b) of the Purchase Agreement defines as any time within three business days following the expiration time), and that all the offer conditions had been satisfied or waived at the expiration time, Buyer would have the obligation to consummate the offer.
       Your response to prior comment 13 indicates that there are no circumstances pursuant to which the tender offer would be consummated and INXN would not become a wholly owned subsidiary of DLR and its affiliates, provided that the required resolutions were adopted at the EGM of INXN. Please confirm and disclose, if true, that under no circumstances, will the condition to the offer regarding adoption of the EGM resolutions be waived. Alternatively, disclose the risk that the offer could be consummated even though the purchase agreement is terminated, resulting in the Buyer only acquiring eighty percent (80%) of the outstanding INXN shares on a fully-diluted and as-converted basis
       (or less to the extent the minimum condition was reduced). Include in such disclosure a discussion of the impact this may have on DLR's ability to integrate INXN after the offer, given any potential restrictions under Dutch law, including restrictions on DLR's ability to eliminate remaining shareholders of INXN.

5. We note your response to prior comment 14. If Buyer is required to commence a compulsory acquisition and the Enterprise Chamber of the Amsterdam Court of Appeals
       determines the cash price to be paid for the non-tendered shares, please advise how such cash price is assured to be equal to at least the highest consideration offered in the exchange offer.

                                             *   *   *

       Please contact me at (202) 551-3444 with any questions.

                                                           Sincerely,

                                                           /s/ Perry J. Hindin

                                                           Perry J. Hindin
                                                           Special Counsel
                                                           Office of Mergers
and Acquisitions